Exhibit 99.1

News Release

Suncor Energy reports second quarter 2025 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s ownership of Fort Hills and interest in Syncrude.

Calgary, Alberta (August 5, 2025)

Second Quarter Highlights

•	Generated $2.7 billion in adjusted funds from operations and $1.0 billion in free funds flow.
•	Returned $1.45 billion to shareholders, with $750 million in share repurchases and $700 million in dividends.
•	Record second quarter upstream production of 808,000 bbls/d and record first half production of 831,000 bbls/d.
•	Record second quarter refinery throughput of 442,000 bbls/d and record first half throughput of 462,000 bbls/d.
•	Executed major upstream and downstream turnaround activity safely and ahead of schedule.
•	Completed the Upgrader 1 coke drum replacement project ahead of schedule in early July.
•	Reduced 2025 capital guidance by $400 million, reflecting strong execution performance and capital discipline.

“What stands out the most about our strong second quarter is the outstanding execution of major upstream and downstream turnaround activities, completed safely and ahead of schedule,” said Rich Kruger, President and Chief Executive Officer. “This performance was a key driver behind Suncor’s record-setting second quarter and first half volumes results and positions us extremely well for a strong second half of the year. The quarter once again demonstrates our unwavering commitment and focus on delivering superior results for our shareholders.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Second Quarter Results

Financial Highlights	Q2	Q1	Q2
($ millions, unless otherwise noted)	2025	2025	2024
Net earnings	1 134	1 689	1 568
Per common share(1) (dollars)	0.93	1.36	1.22
Adjusted operating earnings(2)	873	1 629	1 626
Per common share(1)(2) (dollars)	0.71	1.31	1.27
Adjusted funds from operations(2)	2 689	3 045	3 397
Per common share(1)(2) (dollars)	2.20	2.46	2.65
Cash flow provided by operating activities	2 919	2 156	3 829
Per common share(1) (dollars)	2.38	1.74	2.98
Capital and exploration expenditures(3)	1 649	1 087	1 964
Free funds flow(2)	981	1 900	1 350
Dividend per common share(1) (dollars)	0.57	0.57	0.55
Share repurchases per common share(4) (dollars)	0.61	0.61	0.64
Returns to shareholders(5)	1 447	1 455	1 523
Operating, selling and general (OS&G) expenses	3 163	3 297	3 153
Net debt(2)	7 673	7 559	9 054

	Q2	Q1	Q2
Operating Highlights	2025	2025	2024
Total upstream production (mbbls/d)	808.1	853.2	770.6
Refinery utilization (%)	95	104	92

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Excludes capitalized interest.
(4)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(5)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q2	Q1	Q2
($ millions)	2025	2025	2024
Net earnings	1 134	1 689	1 568
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(461)	(14)	103
Unrealized loss (gain) on risk management activities	68	(60)	(52)
Write-down of equity investments	136	—	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(4)	14	7
Adjusted operating earnings(1)	873	1 629	1 626

(1)

Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.

•

Suncor’s adjusted operating earnings were $873 million ($0.71 per common share) in the second quarter of 2025, compared to $1.626 billion ($1.27 per common share) in the prior year quarter, with the decrease primarily due to lower upstream price realizations, in line with lower benchmark pricing, partially offset by lower royalties and income taxes, and increased sales volumes in both the upstream and downstream.

•

Net earnings were $1.134 billion ($0.93 per common share) in the second quarter of 2025, compared to $1.568 billion ($1.22 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the second quarter of 2025 and the prior year quarter were impacted by the items shown in the table above.

•

Adjusted funds from operations were $2.689 billion ($2.20 per common share) in the second quarter of 2025, compared to $3.397 billion ($2.65 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings.

•

Cash flow provided by operating activities, which includes changes in non-cash working capital, were $2.919 billion ($2.38 per common share) in the second quarter of 2025, compared to $3.829 billion ($2.98 per common share) in the prior year quarter.

•

Operating, selling and general (OS&G) expenses remained consistent at $3.163 billion in the second quarter of 2025, compared to $3.153 billion in the prior year quarter, as higher commodity input costs and increased mining costs were largely offset by decreased share-based compensation expense.

Operating Results

	Q2	Q1	Q2
(mbbls/d, unless otherwise noted)	2025	2025	2024
Upstream
Total Oil Sands bitumen production	860.8	937.3	834.4
SCO and diesel production	468.0	567.3	488.3
Inter-asset transfers and consumption	(29.8)	(30.7)	(26.6)
Upgraded production – net SCO and diesel	438.2	536.6	461.7
Bitumen production	334.8	341.7	308.2
Inter-asset transfers	(24.6)	(87.4)	(53.9)
Non-upgraded bitumen production	310.2	254.3	254.3
Total Oil Sands production	748.4	790.9	716.0
Exploration and Production	59.7	62.3	54.6
Total upstream production	808.1	853.2	770.6
Upstream sales	812.8	828.4	773.2

Downstream
Refinery utilization (%)	95	104	92
Refinery crude oil processed	442.3	482.7	430.5
Refined product sales	600.5	604.9	594.7

•

Total Oil Sands bitumen production increased to a second quarter record of 860,800 bbls/d, compared to 834,400 bbls/d in the prior year quarter, and included record second quarter production at Firebag.

•

The company’s net synthetic crude oil (SCO) production was 438,200 bbls/d in the second quarter of 2025, compared to 461,700 bbls/d in the prior year quarter, and was impacted by increased upgrader-related maintenance activities in the current period, including the Upgrader 1 coke drum replacement project and turnaround, which was completed subsequent to the quarter.

•

Non-upgraded bitumen production increased to 310,200 bbls/d in the second quarter of 2025, compared to 254,300 bbls/d in the prior year quarter, primarily due to increased bitumen production and lower upgrader availability.

•

Exploration and Production (E&P) production increased to 59,700 bbls/d in the second quarter of 2025, compared to 54,600 bbls/d in the prior year quarter and included increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025.

•

Refinery throughput increased to a second quarter record of 442,300 bbls/d with utilization of 95%, compared to 430,500 bbls/d and 92%, respectively, in the prior year quarter. The increase was primarily due to strong operating performance and the efficient execution of planned maintenance activities.

•

Refined product sales increased to a second quarter record of 600,500 bbls/d, compared to 594,700 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and execution of the previously announced retail growth plan.

Corporate and Strategy Updates

•

Syncrude achieves first ore at Mildred Lake Mine Extension West (MLX-W). Syncrude reached a significant milestone at MLX-W, which is expected to sustain existing bitumen production levels, with first ore extraction completed earlier than expected.

Corporate Guidance Updates

Suncor has updated its 2025 corporate guidance ranges, previously issued on December 12, 2024, by reducing 2025 full-year estimated capital spend from $6.1-$6.3 billion down to $5.7-$5.9 billion. Estimated ranges for current income taxes, royalties and business environment have also been adjusted to reflect the current business environment as at August 5.

For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	844	1 792	165	196	377	593	48	(398)	—	—	1 434	2 183
Adjustments for:
Depreciation, depletion, amortization and impairment	1 248	1 235	167	184	260	236	34	29	—	—	1 709	1 684
Accretion	124	129	16	17	4	3	—	—	—	—	144	149
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(461)	103	—	—	(461)	103
Change in fair value of financial instruments and trading inventory	215	(42)	34	15	(62)	41	—	—	—	—	187	14
Loss on disposal of assets	—	—	—	—	—	—	—	1	—	—	—	1
Share-based compensation	7	43	1	3	4	20	(6)	32	—	—	6	98
Settlement of decommissioning and restoration liabilities	(86)	(85)	(11)	(18)	(15)	(9)	—	—	—	—	(112)	(112)
Other	47	36	—	1	47	9	100	12	—	—	194	58
Current income tax expense	—	—	—	—	—	—	—	—	(412)	(781)	(412)	(781)
Adjusted funds from (used in) operations	2 399	3 108	372	398	615	893	(285)	(221)	(412)	(781)	2 689	3 397
Change in non-cash working capital											230	432
Cash flow provided by operating activities											2 919	3 829

			Exploration and		Refining and		Corporate and
Six months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	2 519	3 163	323	470	1 049	1 707	(167)	(937)	—	—	3 724	4 403
Adjustments for:
Depreciation, depletion, amortization and impairment	2 447	2 420	338	354	517	480	70	58	—	—	3 372	3 312
Accretion	248	255	32	33	7	6	—	—	—	—	287	294
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(475)	323	—	—	(475)	323
Change in fair value of financial instruments and trading inventory	147	(40)	28	18	(45)	66	—	—	—	—	130	44
Gain on disposal of assets	—	—	—	—	—	—	—	(2)	—	—	—	(2)
Share-based compensation	(79)	(128)	(5)	6	(36)	(58)	(177)	(96)	—	—	(297)	(276)
Settlement of decommissioning and restoration liabilities	(165)	(197)	(14)	(20)	(27)	(18)	—	—	—	—	(206)	(235)
Other	92	78	—	4	52	16	115	35	—	—	259	133
Current income tax expense	—	—	—	—	—	—	—	—	(1 060)	(1 430)	(1 060)	(1 430)
Adjusted funds from (used in) operations	5 209	5 551	702	865	1 517	2 199	(634)	(619)	(1 060)	(1 430)	5 734	6 566
Change in non-cash working capital											(659)	50
Cash flow provided by operating activities											5 075	6 616

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	2 399	3 108	372	398	615	893	(285)	(221)	(412)	(781)	2 689	3 397
Capital expenditures including capitalized interest	(1 109)	(1 437)	(229)	(229)	(362)	(375)	(8)	(6)	—	—	(1 708)	(2 047)
Free funds flow (deficit)	1 290	1 671	143	169	253	518	(293)	(227)	(412)	(781)	981	1 350

			Exploration and		Refining and		Corporate and
Six months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	5 209	5 551	702	865	1 517	2 199	(634)	(619)	(1 060)	(1 430)	5 734	6 566
Capital expenditures including capitalized interest	(1 858)	(2 432)	(438)	(371)	(542)	(543)	(15)	(12)	—	—	(2 853)	(3 358)
Free funds flow (deficit)	3 351	3 119	264	494	975	1 656	(649)	(631)	(1 060)	(1 430)	2 881	3 208

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	June 30	December 31
($ millions, except as noted)	2025	2024
Short-term debt	—	—
Current portion of long-term debt	1 376	997
Long-term debt	8 566	9 348
Total debt	9 942	10 345
Less: Cash and cash equivalents	2 269	3 484
Net debt	7 673	6 861
Shareholders’ equity	44 580	44 514
Total debt plus shareholders’ equity	54 522	54 859
Total debt to total debt plus shareholders’ equity (%)	18.2	18.9
Net debt to net debt plus shareholders’ equity (%)	14.7	13.4

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom, and the anticipated return to normal production at White Rose in in the second quarter. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated February 26, 2025, Suncor’s Report to Shareholders for the Second Quarter of 2025 dated August 5, 2025, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s second quarter 2025 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's second quarter results, visit suncor.com/webcasts. The event will be archived for 90 days.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com.

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

invest@suncor.com